

NEWS RELEASE

PERPETUAL ENERGY INC. ANNOUNCES SUSPENSION OF DIVIDEND

Calgary, AB – October 19, 2011 - (TSX:PMT) – Perpetual Energy Inc. ("Perpetual" or the "Corporation") announces that it will be suspending future dividend payments until further notice. Continued payment of a dividend is not sustainable given the continued weakness in natural gas prices, and will inhibit Perpetual's continuing efforts to implement its strategy of commodity and asset base diversification.

Notwithstanding a dramatic decrease in natural gas prices from June of 2008 forward, and the fact that Perpetual's production was composed almost entirely of conventional shallow natural gas, the Corporation has to date been able to issue cumulative dividends (including distributions paid since the inception of Perpetual's successor, Paramount Energy Trust) of $14.519 per Share. The historic decline in natural gas prices and related funds flow reductions were offset in large part through a successful hedging program, which contributed to the Corporation being able to continue paying a dividend while pursuing its asset base diversification strategy. However, going forward, persistent growth in North American natural gas supply, coupled with continued strength in gas drilling rig activity, suggest that a recovery in gas prices may be further delayed. As favorable natural gas hedging opportunities are no longer available in the current market, directing funds flow to the execution of the diversification strategy is paramount. Perpetual believes that its asset and commodity diversification strategy is central to preserving and growing value for Shareholders.

Perpetual has taken substantive steps to execute its asset base transformation and commodity diversification strategy thus far, forming the basis for strong diversified future funds flow growth and value creation for its Shareholders. The Corporation has focused on the following initiatives:

- Building a robust prospect inventory, targeting repeatable resource-style liquids-rich plays in the Alberta Deep Basin in West Central Alberta;
- Establishing an inventory of resource-style gas, heavy oil and bitumen opportunities in eastern Alberta, that builds on technical and operational synergies with the Corporation's conventional shallow gas assets;
- Capitalizing on infrastructure opportunities synergistic with Perpetual's base assets, such as the development of the Warwick Gas Storage facility ("WGSI"); and
- Exploring for other resource-style oil and liquids-rich gas opportunities in Alberta.

Significant progress on the Corporation's asset base transformation and commodity diversification strategy has been made. With positive results on several of Perpetual's oil and liquids-rich gas initiatives, particularly the Mannville heavy oil exploration and development in east central Alberta and the Wilrich liquids-rich gas play at Edson, the Corporation is well positioned with a critical mass of value-adding prospect inventory to develop these assets for production, reserves and value growth as well as increased and diversified oil-indexed funds flow. Perpetual expects to more than double oil and natural gas liquids (NGL) production in 2011 to an exit rate of 2,900 to 3,000 Bbl/d at year end 2011 from 1,245 Bbl/d of average oil and NGL production in 2010, substantially strengthening future funds flow.

Other substantive progress on the asset base transformation and commodity diversification strategies has been made:
- WGSI is in its second cycle of commercial operation and is forecast to generate $10 to $15 million of diversified funds flow in 2012;
- Grass-roots exploration activities have identified large scale high-liquids gas development potential in the Montney formation at the Corporation's Elmworth project;

- Technical studies and field trials are ongoing to quantify the value potential of the extensive shallow, resource-style gas development opportunity in the Viking/Colorado formation overlying the Corporation's eastern Alberta conventional shallow gas assets;
- Significant contingent resource estimates have been assigned, and work continues in order to further define Perpetual's bitumen resource and development potential at Panny and Liege; and
- The Corporation has captured exposure to several promising tight oil and liquids-rich gas exploration plays that are in the process of being evaluated.

The continued execution of the strategies to diversify commodity mix and create value, capitalizing on Perpetual's substantial inventory of economic opportunities, is expected to grow funds flow. Combined with ongoing debt reduction initiatives, including asset sales, stronger diversified funds flows will strengthen the Corporation's balance sheet. The suspension of the dividend at this time is necessary to drive Perpetual's commitment to maximize Shareholder value. Re-instatement of a dividend in the future will be evaluated at such time as Perpetual's balance sheet has regained strength and commodity prices and costs support a sustainable model where excess free funds flow, over and above capital investments, is once again being generated for distribution to our Shareholders.

Forward Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding future dividends; commodity prices; potential asset development and timing thereof; expected production of natural gas, and of oil and natural gas liquids; future funds flow; the Corporation's strategies and their relationship to value creation; and expected funds flow generated by WGSI. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in the Corporation's MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Perpetual is a natural gas-focused Canadian Corporation. Perpetual's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT" and "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E", respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Perpetual Energy Inc.
Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400   Fax: 403 269-4444   Email: info@perpetualenergyinc.com
Sue Riddell Rose   President and Chief Executive Officer
Cam Sebastian   Vice President, Finance and Chief Financial Officer
Claire Rosehill   Investor Relations